                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                        The CHALONE Wine Group, Ltd.
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                              (Name of Issuer)


                         Common Stock, no par value
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                       (Title of Class of Securities)


                                  157639105
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                               (CUSIP Number)

                                Phyllis S. Hojel
                           c/o HM International Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                               (918) 664-1914
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              December 26, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              RCH 1 Holdings, Inc.
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                             (a)    [ ]
                                                             (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only
--------------------------------------------------------------------------------
       (4)    Source of Funds

              WC
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                             -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                     1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                        -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power                1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 2 of 13 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              LHZ 1 Holdings, Inc.
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                              (a)    [ ]
                                                              (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              WC
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                          -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                  1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                     -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power             1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 3 of 13 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              MAH 1 Holdings, Inc.
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                (a)    [ ]
                                                                (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              WC
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                          -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                  1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                     -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power             1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 4 of 13 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              GHA 1 Holdings, Inc.
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                 (a)    [ ]
                                                                 (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              WC
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                          -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                  1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                     -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power             1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 5 of 13 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              SFI Intermediate Ltd.
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              OO
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Texas
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                          -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                  1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                     -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power             1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    PN





                               Page 6 of 13 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Phyllis S. Hojel
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              U.S.A.
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                              -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                      1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                         -0- Shares
 ing Person          -----------------------------------------------------------
   With              (10)   Shared Dispositive Power          1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    IN





                               Page 7 of 13 pages

ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which the statement relates is common stock, no par value (the "Common Stock"), of The CHALONE Wine Group, Ltd., a California corporation (the "Company"). The address of the principal executive offices of the Company is 621 Airpark Road, Napa, California 94558.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), and its address and principal business office is 5810 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135-6403. GHA is a private investment company and is presently wholly owned by Phyllis S. Hojel ("Ms. Hojel"). Ms. Hojel, who is a citizen of the United States, is the president and secretary and sole director of GHA. GHA has no executive officers, other than Ms. Hojel. GHA is the successor to RCH 1 Holdings, Inc., a Delaware corporation ("RCH"), LHZ 1 Holdings, Inc., a Delaware corporation ("LHZ") and MAH 1 Holdings, Inc., a Delaware corporation ("MAH"), which merged with and into GHA on December 31, 1996 (the "Merger").

         This statement is also being filed by each of RCH, LHZ and MAH. Prior to the Merger, the address and principal business office of each of RCH, LHZ and MAH (collectively, the "Merged Companies") was 5810 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135-6403. Each of the Merged Companies was a private investment company and wholly owned by Ms. Hojel. Ms. Hojel, who is a citizen of the United States and whose business address is 5810 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135-6403, was the president and secretary and sole director of each of the Merged Companies. Each of the Merged Companies had no executive officers, other than Ms. Hojel.

         During the last five years, none of the Merged Companies or GHA nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         This statement is also being filed by SFI Intermediate Ltd., a Texas limited partnership ("SFI"), and its address and principal business office is 5810 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135-6403. SFI is a private investment company. Prior to the Merger, SFI had four managing general partners, RCH, LHZ, MAH and GHA. Presently, GHA is the sole managing general partner of SFI.

         This statement is also being filed by Ms. Hojel. Ms. Hojel, who is a citizen of the United States and whose business address is 5810 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135-6403, is a private investor and is the president and secretary and sole director of GHA.





                               Page 8 of 13 pages

Prior to the Merger, Ms. Hojel was also the president and secretary and sole director of each the Merged Companies and GHA.

         During the last five years, neither SFI nor Ms. Hojel nor any of SFI's managing general partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 26, 1996, Hook Financial Inc., an exempted company organized under the laws of the Cayman Islands ("Hook Financial"), which continued to Delaware on December 31, 1996, to become HKFI LLC, a Delaware limited liability company (and subsequently changed its name to Hook Investments LLC on January 24, 1997), transferred all of its assets, including all of the shares of Common Stock beneficially owned by Hook Financial, to SFI.

         Each of RCH, LHZ, MAH and GHA expended $1,000 of their own working capital to acquire their respective managing general partner interest in SFI.

         Ms. Hojel expended $1,000 of her personal funds ($4,000 in the aggregate) to purchase all of the outstanding shares of capital stock of each of RCH, LHZ, MAH and GHA.

ITEM 4.  PURPOSE OF TRANSACTION.

         The transaction facilitated the ownership and management of certain assets of the Hojel family.

         Except as set forth in this Schedule 13D, none of RCH, LHZ or MAH had prior to the Merger, and none of GHA, SFI or Ms. Hojel has currently any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE INVESTOR.

         On December 26, 1996, each of RCH, LHZ, MAH, GHA, SFI and Ms. Hojel beneficially owned an aggregate of 1,756,919 shares of Common Stock, approximately 21.1% of the 7,611,604 shares outstanding (as reported in the Company's Form 10-Q for the quarterly period ended September 30, 1996). On December 26, 1996, RCH, LHZ, MAH, GHA, SFI and Ms. Hojel shared voting power and the power to dispose or direct the disposition of such 1,756,919 shares of Common Stock. Except as described herein, there have been no acquisitions





                               Page 9 of 13 pages
of shares of Common Stock during the past sixty (60) days by RCH, LHZ, MAH, GHA, SFI, Ms. Hojel, the executive officers and directors of RCH, LHZ, MAH or GHA, or the managing general partners of SFI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms and provisions of a Common Stock Purchase Agreement dated March 29, 1993 (the "1993 Purchase Agreement"), SFI has the right, in the event the Company fails to maintain a Board of Directors with at least nine authorized members, to sell 285,714 shares of Common Stock and an additional 285,714 shares of Common Stock acquired upon the exercise of certain warrants back to the Company, if the Company is then legally able to effect a repurchase, at the then market price of Common Stock.

         Pursuant to the terms and provisions of an Omnibus Agreement dated as of August 22, 1995 (i) in the event that the Company shall sell any of its Common Stock, or securities convertible into Common Stock, or grant certain options for the purchase of Common Stock, SFI shall have the right to purchase that amount of the particular securities being issued, on the same terms and conditions as the remainder of the issuance, as will cause SFI's voting power in the Company immediately after such issuance to be not less than such voting power immediately prior to such issuance, and (ii) as long as SFI has at least one designee on the Company's Board of Directors, the Company shall use its best efforts to cause a designee of SFI to be appointed to the Company's five-person Executive Committee.

         The foregoing is a summary of certain provisions of the 1993 Purchase Agreement and the Omnibus Agreement and is qualified by and subject to the more complete information contained in the 1993 Purchase Agreement filed as Exhibit 2 hereto and the Omnibus Agreement filed as Exhibit 3 hereto, respectively.





                              Page 10 of 13 pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -   Joint Filing Agreement between SFI Intermediate Ltd.,
                       Phyllis S. Hojel, GHA 1 Holdings, Inc., GHA 1 Holdings,
                       Inc., as successor to RCH 1 Holdings, Inc., GHA 1
                       Holdings, Inc., as successor to LHZ 1 Holdings, Inc. and
                       GHA 1 Holdings, Inc., as successor to MAH 1 Holdings,
                       Inc.

         Exhibit 2 -   Common Stock Purchase Agreement, dated March 29, 1993,
                       which includes a form of warrant (incorporated by reference to the Company's Current Report on Form 8-K dated March 31, 1993 (File No. 0-13406)).

         Exhibit 3 -   Omnibus Agreement, dated as of August 22, 1995, by and
                       among the Company, Domaines Barons de Rothschild
                       (Lafite) and Summus, which includes a form of Warrant
                       (incorporated by reference to Appendix I to the Company's Proxy Statement dated October 4, 1995 (File
                       No. 0-13406)).





                              Page 11 of 13 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  January 29, 1997
                                 GHA 1 HOLDINGS, INC., successor to
                                 RCH 1 HOLDINGS, INC.


                                 By: /s/ Phyllis S. Hojel
                                     ------------------------------
                                     Phyllis S. Hojel
                                     President and Secretary


                                 GHA 1 HOLDINGS, INC., successor to
                                 LHZ 1 HOLDINGS, INC.


                                 By: /s/ Phyllis S. Hojel
                                     ------------------------------
                                     Phyllis S. Hojel
                                     President and Secretary


                                 GHA 1 HOLDINGS, INC., successor to
                                 MAH 1 HOLDINGS, INC.


                                 By: /s/ Phyllis S. Hojel
                                     ------------------------------
                                     Phyllis S. Hojel
                                     President and Secretary


                                 GHA 1 HOLDINGS, INC.


                                 By: /s/ Phyllis S. Hojel
                                     ------------------------------
                                     Phyllis S. Hojel
                                     President and Secretary





                              Page 12 of 13 pages

                                 SFI INTERMEDIATE LTD.

                                 By: GHA 1 HOLDINGS, INC.
                                     General Partner


                                     By:    /s/ Phyllis S. Hojel
                                            ------------------------------
                                            Phyllis S. Hojel
                                            President and Secretary



                                 /s/ Phyllis S. Hojel
                                 -----------------------------------------
                                 Phyllis S. Hojel





                              Page 13 of 13 pages

                               INDEX TO EXHIBITS

         Exhibit 1 -   Joint Filing Agreement between SFI Intermediate Ltd.,
                       Phyllis S. Hojel, GHA 1 Holdings, Inc., GHA 1 Holdings,
                       Inc., as successor to RCH 1 Holdings, Inc., GHA 1
                       Holdings, Inc., as successor to LHZ 1 Holdings, Inc. and
                       GHA 1 Holdings, Inc., as successor to MAH 1 Holdings,
                       Inc.

         Exhibit 2 -   Common Stock Purchase Agreement, dated March 29, 1993,
                       which includes a form of warrant (incorporated by reference to the Company's Current Report on Form 8-K dated March 31, 1993 (File No. 0-13406)).

         Exhibit 3 -   Omnibus Agreement, dated as of August 22, 1995, by and
                       among the Company, Domaines Barons de Rothschild
                       (Lafite) and Summus, which includes a form of Warrant
                       (incorporated by reference to Appendix I to the Company's Proxy Statement dated October 4, 1995 (File
                       No. 0-13406)).